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                              October 1, 2020

       Shuang Liu
       President and Chief Executive Officer
       Goldenwell Biotech, Inc.
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: Goldenwell Biotech,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 24,
2020
                                                            File No. 333-236561

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2020 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed September 24, 2020

       Our Company, page 2

   1. We note your response to prior comment 1 indicates that you removed the information on the website "because it
does not pertain to the Company   s current business plans."
                                                        However, you mention on
the website under the caption "Excellent research and
                                                        development" that the
company has a "technology research institute. This institute has more than 10 experts
and R&D teams, including 7 doctors, 2 professors and 1 associate professor." Please
disclose, if material, the nature of the relationship, including whether the relationship is
represented by a written agreement; and the nature of the obligations of the parties to the
agreement, if any as requested in comment 1.
 Shuang Liu
FirstName
GoldenwellLastNameShuang  Liu
            Biotech, Inc.
Comapany
October    NameGoldenwell Biotech, Inc.
        1, 2020
October
Page 2 1, 2020 Page 2
FirstName LastName
Compliance with Government Regulation, page 29

2. We note your response to prior comment 4 indicates that you removed the text from your website "because it does not relate to the current operations of the Company." However, you include phrases, such as "move into pharmaceutical" under the caption "Strategy and
         Growth" and the phrases "Pharmaceutical intermediary product series launch" and "GMP certification" under the caption "Future expansion opportunities" on your website. Please provide, if applicable, the disclosure required by Item 101(h)(4)(viii) and (ix) of
         Regulation S-K as we requested in comment 13 of our March 18, 2020 letter.
3. We note your response to prior comment 5. Tell us whether you market your products as providing any medical benefits. In this regard, we note for example that you continue to mention on your website that: (1) DNA repair "can effectively remove free radicals and thus prevent malignancy;" and (2) Sugar Master targets "individuals in the window of opportunity to allow for the repair of pancreatic islet cells, thus delaying or even reversing the onset of type II diabetes. This method of intervention is the embodiment of the concept of preventative medicine." In addition, we note your disclosure in the first paragraph on page 29 that "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the FDA approval required for your products.
       You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at
202-551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Thomas E. Puzzo, Esq.